FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 5, 2018

FAIRFAX ANNOUNCES EARLY REDEMPTION OF ALLIED WORLD NOTES DUE NOVEMBER 15, 2020

(All dollar amounts in this announcement are expressed in U.S. dollars)
Toronto, Ontario (April 5, 2018) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that, on May 7, 2018, its subsidiary, Allied World Assurance Company Holdings, Ltd, is redeeming all of its outstanding 5.50% Senior Notes due November 15, 2020 (the "Notes") at a redemption price based on the value of the remaining scheduled payments on the Notes to be calculated on May 2, 2018, plus accrued and unpaid interest, if any. There is $300 million principal amount of Notes currently outstanding.
Questions on the redemption may be directed to The Bank of New York Mellon, as Trustee, as follows:
The Bank of New York Mellon Corporate Trust
500 Ross Street, 12th Floor
 Pittsburgh, PA 15262
Attention: Michael Flickinger
Direct Dial: (412) 236-1714 | Facsimile: (412) 234-8377
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941